Page 1 of 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May 2026 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Page 2 of 3 Announcement of Completion: Cash Acquisition of TSB Banking Group plc ("TSB") by Santander UK plc ("Santander UK") The boards of Santander UK and TSB are pleased to announce that Santander UK acquired the entire issued share capital of TSB on 30 April 2026, following satisfaction of the conditions to completion (the “Acquisition”). Approval of the Acquisition was received from the Prudential Regulation Authority on 19 March 2026 and the European Central Bank on 14 April 2026. The Acquisition was approved by the shareholders of Banco de Sabadell, S.A. (“Sabadell”) on 6 August 2025. The key terms of the Acquisition were announced by Banco Santander, S.A. on 1 July 2025. The consideration paid by Santander UK to Sabadell at completion for the entire issued share capital of TSB was £2.65 billion, plus Sabadell’s estimate of the difference in TSB’s tangible net asset value between 1 April 2025 and 30 April 2026 (“TNAV Variation”) amounting to approximately £213 million. The consideration paid at completion will be adjusted upwards or downwards once the final TNAV Variation has been determined after completion. Any adjustment will be paid as soon as possible after the final determination has been made. The transaction has been financed from Santander UK’s existing cash resources and from funding provided by its ultimate parent, Banco Santander, S.A. It is intended to integrate the business of TSB Bank plc into Santander UK through a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 in the first half of 2027. This integration is conditional on court sanction and regulatory non-objection. The deal makes Santander UK the third largest bank in the UK by personal current account balances and number four in mortgages. The transaction is expected to contribute to a targeted increase in Santander UK’s return on tangible equity to 16% by 2028, with cost synergies of at least £400 million. After completion, the CET1 capital ratio of Santander UK will be 14% (above minimum requirement and operational targets). - Ends - Enquiries: Thuy Dinh, Investor Relations – ir@santander.co.uk Stewart Todd, Head of Communications and Responsible Banking – mediarelations@santander.co.uk

Page 3 of 3 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Roz Rule Name: Roz Rule Title: Company Secretary Dated: 1 May, 2026